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SEC
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MAR 04 2014
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 NW Marshall Street, Suite 300
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Webb — (503) 552-3524
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name)*

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

PUBLIC

OATH OR AFFIRMATION

I, Dan Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKB Securities, LLC, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JUNE MONIQUE WHEELER
Notary Public
State of Washington
Commission Expires November 12, 2017

Notary Public

Signature

Treasurer and Chief Operations Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKB Securities, LLC

Form X-17A-5 Part IIA
of the Focus Report of the Securities and Exchange Commission
Year Ended December 31, 2013
(With Independent Auditors' Report)

GeffenMesher

SKB SECURITIES, LLC

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2013
(WITH INDEPENDENT AUDITORS' REPORT)

YEAR ENDED DECEMBER 31, 2013

PAGE

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 I fax 503-227-7924 I GMCO.COM

GeffenMesher

INDEPENDENT AUDITORS' REPORT

Member
SKB Securities, LLC
Portland, Oregon

Report on the Financial Statements
We have audited the accompanying financial statements of SKB Securities, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors
SKB Securities, LLC

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKB Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Geffen Mesher & Company P.C.

Portland, Oregon
February 27, 2014

December 31, 2013

ASSETS

Cash	$	142,788
Placement fees receivable		100,000
Prepaid expenses		25,077
Deferred tax asset		49,417
	$	317,282

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	3,969
Due to related party		24,576
		28,545
Member's equity		288,737
	$	317,282

Year Ended December 31, 2013

Revenues		
Placement fees	$	398,393
Participation fees		846
		399,239
Expenses		
Commissions		56,186
Delivery		2,543
Equipment expense		31,339
Office expense		1,528
Insurance and professional services		269,595
Regulatory fees		24,191
Rent		8,669
Supplies and printing		4,007
Taxes and licenses		355
Telephone		9,183
		407,596
Loss before deferred income tax expense	(	8,357)
Deferred income tax expense	(	45,768)
Net loss	($	54,125)

	Member's equity
Balance, January 1, 2013	$ 187,862
Net loss	(54,125)
Member contributions	155,000
Balance, December 31, 2013	$ 288,737

Year Ended December 31, 2013	
Cash flows from operating activities	
Net loss	($ 54,125)
Adjustment to reconcile net loss to net cash used in operating activities	
Deferred income tax expense	45,768
Change in operating assets and liabilities	
Placement fees receivable	(100,000)
Due from related parties, net	32,912
Prepaid expenses	3,691
Accounts payable and accrued expenses	(19,997)
Net cash used in operating activities	(91,751)
Cash flows from financing activities	
Member contributions	155,000
Net change in cash	63,249
Cash at beginning of year	79,539
Cash at end of year	$ 142,788

1. Line of business and summary of significant accounting policies

Line of business

SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position. Significant estimates include expenses recorded under the expense sharing agreement with ScanlanKemperBard Companies, LLC ("SKB") and the valuation of deferred tax assets.

Revenue recognition

Placement fee revenues are fees earned for the private placement of debt and equity securities and are recorded based upon the terms of the agreement for each transaction.

Participation fee revenue is back-end compensation related to capital raised, for the private placement of debt and equity securities, by registered brokers. The Company then remits the amounts in full to the registered brokers. Under an agreement, these fees are paid to the Company and are recognized as revenue and commission expense when received.

Concentration of credit risk

The Company has cash in bank deposit accounts which may exceed depository insurance limits from time-to-time. The Company has not experienced any losses in such accounts. The Company's cash balance did not exceed insurance limits in 2013.

Income taxes

The Company is a single member LLC and as such, it does not file a separate tax return; rather, its income and expenses are included in the tax returns of its member. The Company records income taxes following the separate return allocation method. This method allocates income taxes for the Company as if it were a separate taxpayer from its member. With the exception of local income taxes, the Company is not subject to income taxes.

Deferred tax assets are recognized for deductible temporary differences, operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

1. Line of business and summary of significant accounting policies (continued)

Income taxes (continued)

Management evaluates tax positions taken by the Company and recognizes a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management has analyzed the tax positions taken and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company's member is subject to routine audits by taxing jurisdictions and management believes it is no longer subject to income tax examinations for tax years prior to 2010.

Deferred tax assets at December 31, 2013 are comprised of net operating loss carryforwards. State and local net operating loss carryovers of approximately $1,326,000 will expire beginning December 31, 2014 through December 31, 2017.

Subsequent events

The Company has evaluated subsequent events through February 27, 2014, which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $114,243, which was $109,243 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

3. Related party transactions

The Company is a single member LLC, wholly-owned by SKB. SKB is engaged in real estate merchant banking, development and investment. During 2013, the Company earned 100% of its placement and participation fees in deals in which SKB was the operating manager. SKB has committed to funding the Company's net capital needs, should it be required.

Under a facilities sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company pays SKB a monthly payment based upon mutually agreed pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $290,000 in 2013.

Due to related party is related to payments under a facilities sharing agreement owed to SKB at December 31, 2013. Placement fees receivable of $100,000 are due from SKB managed operating properties.

SUPPLEMENTARY INFORMATION

December 31, 2013	
Net capital	
Total member's equity	$ 288,737
Less nonallowable assets	
Placement fees receivable	100,000
Deferred tax asset	49,417
Prepaid expenses	25,077
	174,494
Net capital	$ 114,243
Aggregate indebtedness	$ 28,545
Computation of basic net capital requirements	
Minimum net capital required	$ 5,000
Excess net capital	$ 109,243
Excess of net capital at 1,000%	$ 108,243
Ratio of aggregate indebtedness to net capital	0.25 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the amended Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2013.

YEAR ENDED DECEMBER 31, 2013

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 I *fax* 503-227-7924 I GMCO.COM

GeffenMesher

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
SKB Securities, LLC
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of SKB Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;
>
> Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of SKB Securities, LLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 27, 2014.

Material Deficiency
The Company failed to identify disallowed assets in the computation of net capital under Rule 15c3-1. The Company included $100,000 of placement fees receivable in the December 31, 2013 FOCUS Report that should have been excluded. Although the failure did not result in a violation of meeting the net capital requirements of Rule 15c3-1, the December 31, 2013 net capital calculation was materially misstated.

> ***Management's Response***
> *The Company's practice has historically been to disallow all assets other than cash on the quarterly FOCUS reports. These disallowed assets generally include prepaid expenses and the deferred tax asset. However, management believed at the time the December 31, 2013 FOCUS report was prepared that the placement fee was an allowed asset as it was highly liquid and just needed to be wired from ScanlanKemperBard Companies, LLC to SKB Securities. Subsequent to preparing and filing the December 31, 2013 FOCUS report, management has reviewed the applicable rules and now has a better understanding of disallowed vs. allowed assets, and the proper reporting of same on future FOCUS reports.*

We did not audit management's response to our comments included above and, accordingly, we do not express any opinion on it.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company P.C.

Portland, Oregon
February 27, 2014